

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010   February 12, 2010

John A. Mannix
President and Chief Investment Officer
HRPT Properties Trust
400 Centre Street
Newton, MA 02458

       Re: **HRPT Properties Trust**
               Form 10-K
               Filed March 2, 2009
               Schedule 14A
               Filed March 31, 2009
               File No. 001-09317

Dear Mr. Mannix:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Tom Kluck
                        Legal Branch Chief